UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41413

UNITED MARITIME CORPORATION
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of United Maritime Corporation (the “Company”) dated March 12, 2026, titled “United Maritime Reports Fourth Quarter and Full-Year 2025 Financial Results” and “Delivers 13th Consecutive Quarterly Dividend; Expands Capesize Exposure and Reallocates Capital to Strengthen Earnings and Free Cash Flow.”

This report on Form 6-K and the exhibit hereto, excluding the statements attributed to the Company’s Chairman & Chief Executive Officer, are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-273116 and 333-266099).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED MARITIME CORPORATION
(Registrant)

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chief Executive Officer

Date: March 18, 2026